Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entity of Webus International Limited

Significant Subsidiaries	Place of Incorporation
Youbus International Limited	British Virgin Islands
Webus Hong Kong Limited	Hong Kong
Wetour Tech LLC	Delaware
Zhejiang Xinjieni Technology Co., Ltd.	People’s Republic of China
Hangzhou Shunxing Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity and Its Subsidiaries	Place of Incorporation
Zhejiang Youba Technology Co., Ltd. (50%)	People’s Republic of China
Hangzhou Webus Travel Agency Co., Ltd.	People’s Republic of China